June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nudrat Salik Jeanne Baker
Re:	Tandem Diabetes Care, Inc. Form 10-K for the Year Ended December 31, 2024 Form 8-K Furnished April 30, 2025 File No. 001-36189

Dear Nudrat Salik and Jeanne Baker:

Tandem Diabetes Care, Inc. (the “Company”) respectfully submits its response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Current Report on Form 8-K contained in the Staff letter dated June 11, 2025. For convenience, the Company has set forth below the Staff’s comment followed by the Company’s response.

Form 8-K Filed April 30, 2025
Exhibit 99.1, page 7

1.We note your response to comment 1. We believe the adjustment for acquired In-Process Research and Development expenses in your determination of multiple non-GAAP measures is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please confirm to us you will no longer include this adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Company Response:

The Company confirms that it will no longer include an adjustment for acquired in-process research and development expense in any non-GAAP financial measure presented in the future.

If you have any additional questions or require any further information with respect to this response, please contact the undersigned by telephone at (858) 366-6900 or by email at lvosseller@tandemdiabetes.com.

Sincerely,

/s/ Leigh A. Vosseller
Leigh A. Vosseller
Chief Financial Officer
Tandem Diabetes Care, Inc.
12400 High Bluff Drive–›››–San Diego, CA 92130–›››–(858) 366-6900–›››–tandemdiabetes.com

1